UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs agreements with Chinese companies

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Rio de Janeiro, August 30, 2023 – Petróleo Brasileiro S.A. – Petrobras informs that a mission was carried out to China, during which Petrobras CEO Jean Paul Prates met with CEOs of Chinese companies and signed cooperation agreements in the energy sector, as specified below:

•	MoU with China National Offshore Oil Corporation - CNOOC, in order to extend collaboration and explore the potential for global cooperation in the energy sector in segments of mutual interest, such as oil and gas exploration and production, refining, petrochemical industry, among others.
•	MoU with China Petrochemical Corporation - SINOPEC, with the aim of collaborating in the research and evaluation of opportunities in Brazil or abroad, in the exploration & production, refining, trading, energy transition projects, carbon capture segments, among others.
•	Strategic Cooperation Framework Agreement with China Energy International Group Co., Ltd., with the aim of identifying potential business opportunities in Brazil related to renewable energy generation and the production of sustainable hydrogen and ammonia.
•	Non-Disclosure Agreement with Citic Construction Co. Ltd. - CITIC, to discuss possible business opportunities and joint projects, including the formation of joint ventures for investments in Brazil and abroad.

The agreements signed are non-binding and, in order to monitor the progress of the studies and discussions, committees will be formed with representatives from each company. Only once the necessary technical analyses have been completed, potential projects arising from the signed agreements will have official cost, time and return estimates, so that they can be assessed by internal approval bodies in the future, in accordance with the company's governance.

The agreements are aligned with the strategic elements of Strategic Plan 2024-28, which aim to prepare Petrobras for a more sustainable future, contributing to the success of the energy transition.

About the companies

CNOOC is China's largest offshore oil and gas producer. The company is a joint stock company listed on the Hong Kong Stock Exchange, with the Chinese government being the majority shareholder. The core business covers oil and gas exploration and development, professional technical services, sales of refining and fertilizer products, natural gas production and power generation and financial services, as well as new energy businesses such as offshore wind power.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SINOPEC is the largest supplier of petroleum and petrochemical products and the second largest oil and gas producer in China, the largest refining company and the second largest chemical company in the world. Its main activities include exploration and production (onshore and offshore crude oil and natural gas), storage and transportation of oil and natural gas (including pipeline transportation), oil refining and the supply of chemicals and petroleum products.

China Energy International Group Co., Ltd. is a large group that provides integrated solutions and services for the entire development cycle for energy and infrastructure in China and around the world. The core business covers traditional energy, renewable energy, sanitation, environmental protection, transportation, municipal construction, housing construction, urbanization, building materials and civil explosives, with a complete industrial chain acting as planning consultancy, assessment and review, survey and design, construction and management, operation and maintenance, investment and operation, technical services, equipment manufacturing and building materials.

CITIC Construction Co., Ltd., a subsidiary of China's state-owned CITIC Group, is a leading global contractor. It provides comprehensive construction and engineering services and is eligible to contract major world-class projects. By taking advantage of the CITIC Group's diversified business, the company offers a range of value-added services, in addition to its traditional business in the engineering sector, whose businesses cover finance, resources and energy, manufacturing, engineering contracting, real estate and infrastructure, consulting, among other efficient solutions aimed at maximizing clients' interests.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer